Exhibit 99.1

July 21, 2017

Dear Monitor Bancorp, Inc. Common Shareholder:

This package is being mailed to you as a shareholder of record of Monitor Bancorp, Inc. (“Monitor”) in connection with the merger of Monitor with and into FMNB Merger Subsidiary II, LLC (“Merger Sub”), a wholly-owned subsidiary of Farmers National Banc Corp. (“Farmers”) pursuant to the terms of the Agreement and Plan of Merger, dated as of March 13, 2017 (as it may be amended from time to time, the “Merger Agreement”), entered into by and among Monitor, Merger Sub and Farmers (the “Merger”). Pursuant to the Merger Agreement, each outstanding Monitor common share will be converted at the effective time of the Merger into the right to receive, at the election of the holder but subject to proration, adjustment and certain limitations as set forth in the Merger Agreement, one of the following:

•    57.8242 Farmers common shares (a “Stock Election”); or

•    $769.38 in cash without interest (a “Cash Election”).

subject, however, to certain allocation procedures set forth in the Merger Agreement intended to ensure that 85% of the outstanding Monitor common shares are converted into the right to receive Farmers common shares and the remaining outstanding Monitor common shares are converted into the right to receive cash. The initial exchange ratio of 57.8242 was determined by dividing $769.38, the amount of cash to be paid in the Merger for each Monitor common share, by $13.3055, the twenty (20) day volume weighted average closing price of Farmers common shares ending on February 10, 2017. A final exchange ratio will be determined by dividing the cash amount to be paid in the Merger for a Monitor common share by the twenty (20) day volume weighted average closing price of Farmers common shares ending on the penultimate trading day preceding the effective date of the Merger. However, under the terms of the Merger Agreement the maximum amount of the aggregate consideration to be paid to Monitor shareholders is $7,693,811, and the minimum amount of the aggregate consideration is $7,078,307 (based on 125% and 115%, respectively, of Monitor’s consolidated tangible book value per share as of March 31, 2017, plus the after-tax proceeds of the sale by Monitor of its ownership interests in Lifetime Financial Advisors, LLC, d.b.a. the Monitor Wealth Group). The amount of cash to be received for a Monitor common share will in each case be based upon the Maximum Amount. The number of Farmers common shares to be received for a Monitor common share will depend upon the final exchange ratio, subject to adjustment: if, based upon the final exchange ratio, the aggregate Merger consideration would exceed the Maximum Amount or be less than the Minimum Amount, the final exchange ratio will be adjusted downward or upward as necessary. As of July 14, 2017, the closing price for Farmers common shares was $14.20, which, after giving effect to an adjusted exchange ratio of 54.1817 as described above, had an implied value of $769.38 per share. Based on this price with respect to the stock consideration, and the cash consideration of $769.38 per share, upon completion of the Merger, a Monitor common shareholder who receives stock for 85% of his or her shares of common stock and receives cash for 15% of his or her common shares would receive total Merger consideration. with an implied value of approximately $769.38 per Monitor share.

Monitor is holding a special meeting of shareholders at 9:00 a.m. on Tuesday, August 8, 2017, at Des Dutch Essenhaus, 176 North Market Street, Shreve, Ohio 44676. Pending receipt of approval of the Monitor shareholders and satisfaction of certain other closing conditions specified in the Merger Agreement, we currently expect that the Merger will be consummated during the month of August following the special meeting of shareholders.

Enclosed is an Election Form and Letter of Transmittal and related Instructions that pertain to the Merger. In order to make an election, please complete, sign and return the Election Form and Letter of Transmittal with all share certificate(s) representing your Monitor common shares together with any other documentation reasonably required by Computershare Trust Company, N.A. and Computershare Inc. (the “Exchange Agent”), to the Exchange Agent at one of the addresses set forth in the Instructions, so that it is RECEIVED no later than the Election Deadline. Do not otherwise send your election materials to Farmers or Monitor.

The deadline for submitting election forms (the “Election Deadline”) is August 10, 2017. Election forms must be RECEIVED by Exchange Agent no later than 5:00 p.m. on the date of the Election Deadline. In the event that the Election Deadline changes, Farmers and Monitor will announce the revised dates in a press release, on their websites and in a filing with the Securities and Exchange Commission (the “SEC”). You may also obtain up-to-date information regarding the Election Deadline by calling the Exchange Agent at 1-866-596-2937. You bear the risk of ensuring proper and timely delivery. Therefore, we encourage you to submit your election materials promptly. If you do not make a valid election, you will be deemed to have made No Election with respect to your Monitor common shares.

For a full discussion of the transactions and the effect of your election, see the Merger Agreement and the proxy statement/prospectus, dated July 17, 2017, that is being sent to you under separate cover (as it may be amended from time to time, the “Proxy Statement”). BEFORE MAKING YOUR ELECTION, YOU ARE ENCOURAGED TO READ CAREFULLY THE ENTIRE MERGER AGREEMENT AND PROXY STATEMENT (INCLUDING ANNEXES THERETO AND DOCUMENTS INCORPORATED THEREIN BY REFERENCE) AND THE ACCOMPANYING ELECTION FORM AND LETTER OF TRANSMITTAL.

You are able to obtain free copies of the Proxy Statement and other documents filed with the SEC by Farmers through the website maintained by the SEC at www.sec.gov. If you wish to request documents, you should do so at least 5 business days before the Election Deadline. THE PROXY STATEMENT IS DATED JULY 17, 2017, AND DOES NOT REFLECT DEVELOPMENTS SUBSEQUENT TO THAT DATE. However, the Proxy Statement incorporates by reference subsequent filings with the SEC by Farmers. You should rely only on the information contained or expressly incorporated by reference in the Proxy Statement. We have not authorized anyone to provide you with information that is different from what is contained or incorporated by reference in those documents.

If you have any questions regarding the election materials, please contact the Exchange Agent at 1-866-596-2937.

Very Truly yours,

Kevin J. Helmick
President and Chief Executive Officer

This Election Form and Letter of Transmittal is dated July 21, 2017, and is first being mailed to Monitor common shareholders on or about July 21, 2017.